Landa App LLC

6 W. 18th Street, New York, NY 10011

June 28, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re: Landa App LLC

Amendment No. 6 to the

Offering Statement on Form 1-A

Filed May 7, 2021

File No. 024-11377

Ladies and Gentlemen:

We respectfully request that the above referenced Offering Statement on Form 1-A filed by Landa App LLC, a Delaware limited liability company, be declared qualified by the Securities and Exchange Commission at 4:30 PM Eastern Time on June 29, 2021, or as soon thereafter as practicable.

Very truly yours,

/s/ Yishai Cohen
President and CEO of Landa Holdings, Inc.,
the Manager of Landa App LLC

cc: Via E-mail

Lillian Brown, Partner

Wilmer Cutler Pickering Hale and Dorr LLP